UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 13)*

TSAKOS ENERGY NAVIGATION LIMITED

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G9108L108

(CUSIP Number)

George Saroglou

Tsakos Energy Navigation Limited

367 Syngrou Avenue 175 64

P. Faliro, Athens, Greece

011 30210 940 7710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Finnbarr D. Murphy, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

April 12, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9108L108	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS KELLEY ENTERPRISES INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE BAHAMAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,600,007
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,600,007
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,600,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. G9108L108	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS MARSLAND HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,525,007
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,525,007
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,525,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. G9108L108	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS REDMONT TRADING CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIBERIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,690,007
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,690,007
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,690,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. G9108L108	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS FIRST TSAKOS INVESTMENTS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIBERIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,125,014
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,125,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,125,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. G9108L108	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS TSAKOS HOLDINGS FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIECHTENSTEIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,815,021
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,815,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,815,021
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON* OO

THIS STATEMENT CONSTITUTES AMENDMENT NO. 13 TO THE SCHEDULE 13D PREVIOUSLY FILED

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 13 (this “Amendment No. 13”) to Schedule 13D (originally filed on March 20, 2002, subsequently amended and restated on September 8, 2005 and subsequently amended on October 12, 2005, October 25, 2005, December 13, 2005, February 9, 2006, November 29, 2006, July 3, 2008, November 5, 2010, February 24, 2011, May 3, 2012 and April 5, 2016 (the “Schedule 13D”) relates to the common shares, par value $1.00 per share (“Common Shares”), of Tsakos Energy Navigation Limited, an exempted company organized under the laws of Bermuda (the “Company”). The principal executive office of the Company is located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein and not otherwise defined in this Amendment No. 13 shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a)    This Amendment No. 13 is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Kelley Enterprises Inc. (“Kelley”); (ii) Marsland Holdings Limited (“Marsland”); (iii) Redmont Trading Corp. (“Redmont”); (iv) First Tsakos Investments Inc. (“First Tsakos”); and (v) Tsakos Holdings Foundation (“Tsakos Holdings”, and, together with Kelley, Marsland, Redmont and First Tsakos, the “Reporting Persons”), which persons may be deemed, but are not conceded, to constitute a “group” within Section 13(d) of the Securities Act of 1934.

Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of five members, two of whom are members of the Tsakos family. Under the rules of the Securities and Exchange Commission (the “SEC”), beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares. Tsakos Holdings owns all of the outstanding shares of Redmont and First Tsakos.

First Tsakos is a holding company organized under the laws of Liberia which owns all of the outstanding shares of Kelley and Marsland.

Redmont is a holding company organized under the laws of Liberia which beneficially owns the number of Common Shares indicated herein.

Marsland is a holding company organized under the laws of the British Virgin Islands which beneficially owns the number of Common Shares indicated herein.

Kelley is a holding company organized under the laws of the Bahamas which beneficially owns the number of Common Shares indicated herein.

(b)    The addresses of the principal offices of each of the Reporting Persons are as set forth on Schedule A. Schedule A is incorporated into and made a part of this Amendment No. 13.

(c)    Attached as Schedule B is the name, principal occupation (where applicable) and business address of each member, executive officer and/or director of each of the Reporting Persons. Schedule B is incorporated into and made a part of this Amendment No. 13.

(d)    During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraphs:

Between April 7, 2016 and November 4, 2016, Kelley acquired an aggregate of 370,000 Common Shares in open market purchases effected through the New York Stock Exchange. Between June 13, 2016 and November 4, 2016, Marsland acquired an aggregate of 175,000 Common Shares in open market purchases effected through the New York Stock Exchange. Between June 21, 2016 and August 1, 2016, Redmont acquired an aggregate of 130,000 Common Shares in open market purchases effected through the New York Stock Exchange.

With respect to each of Kelley, Marsland and Redmont, the source of funds for the purchase of the aggregate of 370,000 Common Shares, 175,000 Common Shares and 130,000 Common Shares, respectively, was capital contributions from their respective shareholders.

Item 4. Purposes of Transactions

Item 4 is hereby amended by adding the following paragraph:

Each of Kelley, Marsland and Redmont acquired the 370,000 Common Shares, 175,000 Common Shares and 130,000 Common Shares, respectively, to increase its investment in the Company. Each of Kelley, Marsland and Redmont is holding its Common Shares solely for investment purposes and each has no plans or proposals with respect to any material change in the Company’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)    As of the date of this filing, the Reporting Persons beneficial ownership of the Common Shares is as follows:

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percentage(2)
Kelley Enterprises Inc.	7,600,007	—	8.8%
Marsland Holdings Limited	4,525,007	—	5.2%
Redmont Trading Corp.	3,690,007	—	4.3%
First Tsakos Investments Inc.		12,125,014(1)	14.0%
Tsakos Holdings Foundation		15,815,021(1)	18.3%

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, together with Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama, Methoni Shipping Company Limited, Panayotis Tsakos and Nikolas P. Tsakos, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. As of the date of this filing, Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama, Methoni Shipping Company Limited, Panayotis Tsakos and Nikolas P. Tsakos beneficially and of record own 6,200,000, 2,730,000, 5,050,000, 13,980,000 and 14,184,000 Common Shares, respectively. Together, the group would be deemed to beneficially own 29,999,021 Common Shares, constituting 34.7% of the Company.

(1)	First Tsakos is the sole holder of the outstanding capital stock of Kelley and Marsland and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley and Marsland. Tsakos Holdings is the sole holder of outstanding capital stock of First Tsakos and Redmont and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley, Marsland and Redmont.

(2)	The applicable percentage of ownership of each shareholder is based on the Company’s 86,408,234 Common Shares outstanding as of April 2, 2018, as reported in the Company’s filings with the SEC.

(b)    The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 6 hereto which relate to Common Shares beneficially owned are incorporated herein by reference.

(c)    None.

(d)    No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Kelley, Marsland, Redmont, First Tsakos or Tsakos Holdings.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Issuer

Not applicable.

Item 7. Materials to Be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibit:

Exhibit 1: Joint Filing Agreement, dated April 12, 2018, among Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp., First Tsakos Investments Inc. and Tsakos Holdings Foundation.

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 13 is true, complete and correct.

April 12, 2018

KELLEY ENTERPRISES INC.

By:	/s/ P. Efthymiadis
Name: P. Efthymiadis
Title: Director

MARSLAND HOLDINGS LIMITED

By:	/s/ E. Saroglou
Name: E. Saroglou
Title: Director

REDMONT TRADING CORP.

By:	/s/ Ioannis Saroglou
Name: Ioannis Saroglou
Title: Director

FIRST TSAKOS INVESTMENTS INC.

By:	/s/ P. Efthymiadis
Name: P. Efthymiadis
Title: Director

TSAKOS HOLDINGS FOUNDATION

By:	/s/ Eleftherios Montanios
	Name:	Eleftherios Montanios
	Title:	Member of the Foundation Council

By:	/s/ Jean-Claude Jacot
	Name:	Jean-Claude Jacot
	Title:	Member of the Foundation Council

SCHEDULE A

Name of Reporting Persons	Address of the Principal Office

Kelley Enterprises Inc.	Saffrey Square, Suite 205, Bank Lane, P.O. Box N-8188, Nassau, Bahamas

Marsland Holdings Limited	FGC Corporate Services Limited, 125 Main Street, PO Box 144, Road Town, Tortola, British Virgin Islands

Redmont Trading Corp.	80 Broad Street, Monrovia, Liberia

First Tsakos Investments Inc.	80 Broad Street, Monrovia, Liberia

Tsakos Holdings Foundation	Heiligkreuz 6, Vaduz, Liechtenstein

SCHEDULE B

Kelley Enterprises Inc.

Name	Position	Principal Occupation	Business Address	Citizenship

First Tsakos Investments Inc.	Sole Shareholder		Heiligkreuz 6, Vaduz, Liechtenstein

Pantelis Nicolas Efthymiadis	President	Retired Shipping Industry Consultant	Saffrey Square, Suite 205, Bank Lane, P.O. Box N-8188, Nassau, Bahamas	Greece

Ioannis Efthymiadis	Secretary	Shipping Industry Consultant	Saffrey Square, Suite 205, Bank Lane, P.O. Box N-8188, Nassau, Bahamas	Greece

Marsland Holdings Limited

Name	Position	Principal Occupation	Business Address	Citizenship

First Tsakos Investments Inc.	Sole Shareholder		Heiligkreuz 6, Vaduz, Liechtenstein

Elisabeth Saroglou	President	Retired	FGC Corporate Services Limited, 125 Main Street, PO Box 144, Road Town, Tortola, British Virgin Islands	Greece

Ioannis Saroglou	Secretary	Financial Consultant	FGC Corporate Services Limited, 125 Main Street, PO Box 144, Road Town, Tortola, British Virgin Islands	Greece

Redmont Trading Corp.

Name	Position	Principal Occupation	Business Address	Citizenship

Tsakos Holdings Foundation	Sole Shareholder		Heiligkreuz 6, Vaduz, Liechtenstein

Ioannis Saroglou	President	Financial Consultant	80 Broad Street, Monrovia, Liberia	Greece

Konstantinos Zafeiras	Secretary/Treasurer	Legal Consultant	80 Broad Street, Monrovia, Liberia	Greece

First Tsakos Investments Inc.

Name	Position	Principal Occupation	Business Address	Citizenship

Pantelis Nicolas Efthymiadis	President	Retired Shipping Industry Consultant	80 Broad Street, Monrovia, Liberia	Greece

Elisabeth Saroglou	Secretary	Retired	80 Broad Street, Monrovia, Liberia	Greece

Tsakos Holdings Foundation

Name	Position	Principal Occupation	Address	Citizenship

Panayotis Nicolas Tsakos	Foundation Council Member	Self-Employed in the Shipping Industry	Heiligkreuz 6, Vaduz, Liechtenstein	Greece

Nikolas P. Tsakos	Foundation Council Member	President & CEO of Tsakos Energy Navigation Ltd.	Heiligkreuz 6, Vaduz, Liechtenstein	Greece

Michael Oberhuber	Foundation Council Member	Attorney	Heiligkreuz 6, Vaduz, Liechtenstein	Liechtenstein

Jean-Claude Jacot	Foundation Council Member	Business Consultant	Heiligkreuz 6, Vaduz, Liechtenstein	Switzerland

Eleftherios Montanios	Foundation Council Member	Attorney	Heiligkreuz 6, Vaduz, Liechtenstein	Cyprus

EXHIBIT INDEX

The following is filed as an Exhibit to this Amendment No. 13:

Exhibit 1: Joint Filing Agreement, dated April 12, 2018 among Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp., First Tsakos Investments Inc. and Tsakos Holdings Foundation.